02030648
NO ACT
P.E 1-9-2002
1-00720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	3/13/2002

David L. Peavler
Counsel
Phillips Petroleum Company
1238 Adams Building
Bartlesville, OK 74004

Re: Phillips Petroleum Company
Incoming letter dated January 9, 2002

Dear Mr. Peavler:

This is in response to your letter dated January 9, 2002 concerning the shareholder proposal submitted to Phillips by Green Century Balanced Fund and Missionary Oblates of Mary Immaculate. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Kristina Curtis
Treasurer
Green Century Balanced Fund
29 Temple Place, Suite 200
Boston, MA 02111

Seamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

PHILLIPS PETROLEUM COMPANY
BARTLESVILLE, OKLAHOMA 74004 918 661-6600

January 9, 2002

VIA AIR COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Phillips Petroleum Company – Commission File No. 1-720
Shareholder Proposal Submitted by the Green Century Balanced Fund and the Missionary Oblates of Mary Immaculate

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Phillips Petroleum Company ("Phillips") gives notice of its intention to omit from its proxy statement and form of proxy for Phillips' 2002 Annual Meeting of Shareholders (collectively, the "Proxy Materials"), identical shareholder proposals and supporting statements (the "Proposal") from the Green Century Balanced Fund and The Missionary Oblates of Mary Immaculate (together, the "Proponents"). Phillips respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if Phillips omits the proposal from its Proxy Materials, in reliance upon Rules 14a-8(i)(6) and 14a-8(i)(7) under the Exchange Act. A copy of the Proposal, together with the cover letters from the respective Proponents, is attached to this letter as Exhibit A. As required by Rule 14a-8(j), six copies of this letter and its attachment are enclosed.

I. The Proposal

On December 4, 2001, Phillips received letters from the Proponents requesting that the Proposal be included in the Proxy Materials. In sum, the Proposal expresses concern about possible environmental impacts of oil and gas production in the Coastal Plain of Alaska's Arctic National Wildlife Refuge ("ANWR") and requests that Phillips' Board of Directors "prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in the Coastal Plain of the Arctic National Wildlife Refuge. The report should also cover the financial costs of the plan and the expected return."

II. Background Regarding the Coastal Plain of ANWR and Phillips' Lack of Rights or Development Plans There

ANWR consists of approximately 19 million acres along the northernmost side of Alaska that, by federal law, is generally off-limits to oil and gas exploration and production activities. However, in 1980, Congress segregated approximately 1.5 million acres of ANWR, known as the Coastal Plain, pursuant to the Alaska National Interest Lands Conservation Act for resource evaluation because of the potential for crude oil deposits beneath its surface. But, as the Proponents concede in the Proposal, it remains illegal to produce oil or gas from the Coastal Plain, as with the rest of ANWR. In fact, it is illegal to conduct even exploration activities there, with a single limited exception wholly unrelated to Phillips.[1]

Phillips does not own, and has never owned, any land in the Coastal Plain, and has never owned any rights in oil or gas exploration or production there. Phillips also has no current plans to acquire rights in oil or gas exploration or production in the Coastal Plain. In short, the Proposal can only be read to address a purely hypothetical, non-existent and, indeed, illegal project not contemplated by Phillips.

III. Bases for Excluding the Proposal

A. Phillips Lacks the Power to Implement the Proposal (Rule 14a-8(i)(6))

Rule 14a-8(i)(6) permits a company to exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposal here calls for Phillips to prepare a report on a hypothetical drilling and production project – not yet even contemplated by Phillips – in an area in which it is illegal for Phillips to drill. Under these circumstances, Phillips does not have the power to implement the Proposal for the simple reason that a reliable and meaningful report of this sort cannot be prepared. Reports detailing "potential environmental damage," "financial costs" and "expected return" of an oil and gas exploration and production project are not rote creations producible out of thin air or from the imaginations of company management, but instead require specific factual information of a sort not available to Phillips. For example, such a report would require precise information about such things as the amount of acreage in which Phillips would have production rights; the location of that acreage; the amount of Phillips' ownership interest; the nature of Phillips' ownership interest (i.e., operator or participant); the horizons in which Phillips has rights; the estimated drilling costs; the amount of reserves in place estimated by geologists after studying detailed seismic information; the timetable for the project; and the details of how oil or gas would be transported to markets in which it could be sold. Moreover, if Congress someday does authorize any production projects in the Coastal Plain of ANWR, it likely will impose significant restrictions or conditions, which certainly will affect any assessment of the

[1] The Arctic Slope Regional Corporation owns some acreage within the Coastal Plain, which it has leased to ChevronTexaco Corporation and BP plc. These entities have drilled a single exploration well on the land. However, ChevronTexaco and BP, like everyone else, are prohibited from producing any oil or gas from the Coastal Plain until authorized by law.

environmental impact, costs and returns thereof. Because the information necessary to prepare a credible and meaningful report does not exist and cannot be obtained, Phillips lacks the power to implement the Proposal and it is excludable under Rule 14a-8(i)(6).

B. The Proposal Infringes on Phillips' Ordinary Business Operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion rests on two central policy considerations. *See* Exchange Act Rel. No. 34-40018 (May 21, 1998). The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

1. Management's ability to run the company on a day-to-day basis

Even if it were possible for Phillips to drill in ANWR, and even if Phillips had plans to do so, the Proposal nevertheless would invade a fundamental aspect of management's day-to-day operational responsibilities, namely, where, when and how to explore for and produce oil and gas. Decisions about how to maximize returns on exploration and production activities – including where to invest in those activities, how much to invest, how much return may be achieved and what environmental impacts may occur – go to the very heart of Phillips' business and are inherently based on complex considerations that are outside the knowledge and expertise of typical shareholders. Indeed, such decisions are at least as central to Phillips' business, and as complex, as the choice of which products to carry is to a retailer,[2] the selection of food preparation methods is to a restaurant chain,[3] and the decision of what programming to air is to a cable service provider.[4] In each of the latter cases, the Staff concurred that the proposals were excludable because they infringed on management's prerogative to manage ordinary business operations. The same conclusion must be reached here.

That the Proposal here deals with environmental issues does not change this result. As a large integrated petroleum company, Phillips is subject to extensive federal, state and local environmental regulation, including regulation by the U.S. Environmental Protection Agency and numerous state environmental and natural resource authorities. Accordingly, assessment and monitoring of the environmental impact of its activities is

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[2] *See* The Kroger Company (March 23, 1992) (proposal calling for company to report on sales and plans to sell irradiated foods excludable as relating to ordinary business operations).

[3] *See* McDonald's Corporation (March 24, 1992) (proposal calling for use of healthier ingredients excludable as a matter relating to ordinary business operations).

[4] *See* AT&T Corporation (February 21, 2001) (proposal requesting, *inter alia*, report on extent and impact of cable company's adult-oriented programming excludable under Rule 14a-8(i)(7)).

an important part of Phillips' day-to-day operations, as evidenced by the fact that Phillips employs nearly 150 people in its Health, Environment and Safety group whose time is devoted **solely** to environmental matters, plus many other employees who devote part of their time to environmental matters. The Staff previously has advised that no action would be taken if similar shareholder proposals, presented to companies comparably situated to Phillips, were excluded under Rule 14a-8(i)(7). *See, e.g.,* Willamette Industries, Inc. (March 20, 2001) (shareholder proposal calling for a report to shareholders on "environmental problems" associated with the company's forestry operations was excludable under Rule 14a-8(i)(7)); Carolina Power and Light Company (March 8, 1990) (shareholder proposal requesting a report on the impacts, risks, costs and returns of a company's nuclear operations could be omitted as relating to ordinary business operations); Duke Power Company (March 7, 1988) (shareholder proposal asking for annual reporting on "pollutants, effluents and releases" by utility company excludable as infringing on management's oversight of ordinary business operations).

The Staff also has excluded a proposal that requested that a company report on its standards for international operations and human rights issues as constituting ordinary business operations. *See* Chrysler Corporation (February 18, 1998). The company had argued that "reports to shareholders, such as the report requested by the Proposal, constitute another aspect of the ordinary business operations of Chrysler, namely, communicating with shareholders ... and that the staff has determined that the flow of information to shareholders constitutes ordinary business." Similarly, a report to Phillips' shareholders on the environmental impact, costs and returns on a particular (but thoroughly hypothetical) project should be excluded as it constitutes part of Phillips' ordinary business operations.

2. The Proposal seeks to "micro-manage" Phillips by probing too deeply into matters of a complex nature.

The second consideration relates to the degree to which a proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Proposal here seeks to micro-manage one of Phillips' core businesses – oil and gas exploration and production – by probing deeply into the environmental and economic challenges that may figure into management's selection and assessment of a particular (hypothetical and legally impossible) project. The determination to undertake a petroleum exploration and production project involves extremely complex and technical evaluation, demanding careful consideration by personnel with extensive geological, financial and operational experience and expertise. The average shareholder, who presumably lacks training in such things as geology or petroleum reserve analysis, likely would have difficulty evaluating the scientific data associated with the assessment of such projects.

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7).[5]

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[5] Phillips recognizes that the Staff did not concur with Exxon Mobil Corporation's request to exclude an essentially identical proposal in 2000. *See* Exxon Mobil Corporation (March 23, 2000). Exxon Mobil,

IV. Conclusion

For reasons stated above, the Proposal is excludable from the Proxy Materials. In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponents as formal notice of Phillips' intention to omit the Proposal from its 2002 proxy materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-3596 or Phillips' Associate General Counsel, Clyde Lea, at (918) 661-3762.

Please acknowledge receipt of this letter and enclosure by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Your prompt attention to this request is appreciated.

Very truly yours,

David L. Peavler
Counsel to Phillips
1238 Adams Building
Bartlesville, OK 74004

Attachments

cc: Green Century Funds
c/o Green Century Capital Management, Inc.
Attn: Mindy S. Lubber and Kristina Curtis
29 Temple Place, Suite 200
Boston, MA 02111

The Missionary Oblates of Mary Immaculate
c/o Seamus P. Finn, O.M.I.
391 Michigan Avenue, NE
Washington, D.C. 20017-1516

Mr. Clyde W. Lea (w/attachment)

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however, sought exclusion on different grounds from Phillips, specifically, that the proposal could be excluded pursuant to Rule 14a-8(i)(5) (the proposal was not significantly related to Exxon Mobil's business) and Rule 14a-8(i)(3) (the proposal was misleading). Exxon Mobil did not address, and the Staff was not asked to consider, the bases Phillips presents here.

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881
Email: greencntl@greencentury.com
http://www.greencentury.com

RECEIVED
DEC 04 2001
OFFICE OF THE SECRETARY

November 30, 2001

Dale Billiam
Corporate Secretary
Phillips Petroleum Company
1234 Adams Building
Bartlesville, OK 74004

Dear Mr. Billiam:

The Green Century Balanced Fund is filing the enclosed shareholder resolution for inclusion in Phillips Petroleum Company's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. A representative of the Filer will attend the stockholders' meeting to move the resolution as required.

The Green Century Balanced Fund is the beneficial owner of 100 shares of Phillips Petroleum Company Common Stock. Verification of ownership is enclosed. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholder meeting.

Investors in the Green Century Balanced Fund seek to invest in those companies committed to strong financial performance as well as responsible environmental practices, as we believe those companies will prosper in the long term. In particular, we are writing concerning Phillips' plans for potential oil and gas drilling on the coastal plain of the Arctic National Wildlife Refuge. The Green Century Balanced Fund opposes all oil and gas exploration and drilling on the Arctic National Wildlife Refuge coastal plain, and, as a Phillips shareholder, asks that our Company prepare a report on the potential environmental impact of the Company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. We believe that Phillips must assess and address the role that oil and gas exploration plays in damaging vulnerable and unique ecosystems.

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." That statement was made by President Jimmy Carter in 1995 and is even more compelling today.

Consumers in the United States as well as around the world are increasingly interested in supporting companies that do not harm the environment. We believe that Phillips would benefit significantly if it were to commit to preserving the Arctic National Wildlife Refuge. Preserving the fragile ecosystem on the coastal plain of the Arctic Refuge will dramatically enhance the company's image with consumers.

We will gladly consider withdrawal of our proposal if Phillips commits to entering into an agreement that would satisfy the request set forth in the resolution.

We would be happy to discuss this resolution. We believe that this proposal is in the best interests of Phillips Petroleum Company and its shareholders, as well as the natural environment.

We would appreciate it if you would copy us on correspondence related to this matter. We can be reached by phone at (617) 482-0800, by fax at (617) 422-0881 or by e-mail at mlubber@greencentury.com.

We look forward to hearing from you.

Sincerely,

Mindy S. Lubber

Mindy S. Lubber
Green Century Capital Management, Inc

Kristina Curtis

Kristina Curtis
Treasurer
Green Century Balanced Fund

Encl. Resolution Text
Ownership Verification

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

December 3, 2001

RECEIVED
DEC 04 2001
OFFICE OF THE SECRETARY

Mr. Dale Billiam
Corporate Secretary
Phillips Petroleum Company
1234 Adams Building
Bartlesville, OK 74004

VIA FACISIMILE AND FEDEX

Dear Mr. Billiam:

Over the past several years, the Missionary Oblates of Mary Immaculate have grown in our awareness of the gift of creation and made a commitment to be more vigilant about ecological issues. Our concern regarding the consequences of natural resource extraction in wilderness environments has increased as well.

We are writing at this time to inquire into Phillips' plans for potential oil and gas drilling on the coastal plain of the Arctic National Wildlife Refuge. We are gravely concerned about the displacement of the native plants and animals, and the contamination of the air, land and water systems of the coastal plain should our Company go ahead with its proposed extraction of oil and gas there. As Phillips shareholders, we request that our Company prepare a report on the potential environmental impact of this venture. Our Company, consumers and the natural environment all stand to benefit from Phillips' commitment to assess and address the role that oil and gas exploration plays in damaging vulnerable and unique ecosystems.

I am hereby authorized to notify you of our intention to co-file the attached resolution regarding Oil and Gas Drilling in the Arctic National Wildlife Refuge submitted by Green Century Funds, for consideration and action by the stockholders at the next annual meeting. I hereby submit this resolution for inclusion in the proxy statement in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Missionary Oblates of Mary Immaculate are the owners of eight thousand, six hundred (8,600) shares of common stock of Phillips Petroleum, which we intend to hold until after the annual meeting. Verification of ownership is attached.

We would welcome the opportunity to hear of the steps our Company has taken to seriously address the ecological impact of oil and gas drilling in the coastal plain of the ANWR and the critical challenges presented to us by this issue.

Sincerely,

Séamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Cc: Mindy S. Lubber, Green Century Capital Management, Inc.
Ariane van Buren, ICCR
Diane Bratcher, ICCR

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

Oil and Gas Drilling in the Coastal Plain of the Arctic National Wildlife Refuge 2002 Phillips Petroleum Shareholder Resolution

WHEREAS: the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, muskoxen, polar bears, snow geese and 180 species of other migratory birds;

the U.S. Fish and Wildlife Service considers the Arctic Refuge one of the finest examples of wilderness left on the planet; and

the Coastal Plain of the Arctic Refuge is the only section of Alaska's entire North Slope not open for oil and gas leasing, exploration and production;

RESOLVED, the Shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in the Coastal Plain of the Arctic National Wildlife Refuge. The report should also cover the financial costs of the plan and the expected return.

Supporting Statement

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." -- President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, the North Slope now hosts one of the world's largest industrial complexes. In fact, oil companies already have access to 95 percent of Alaska's North Slope. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxide and 100,000 metric tons of methane, emissions that contribute to smog, acid rain, and global warming.

The Coastal Plain is the biological heart of the Refuge, to which the vast Porcupine River caribou herd migrates each spring to give birth. The Department of Interior has concluded that development in the Coastal Plain would result in major adverse impacts on the caribou population. According to biologists from the Alaska Department of Fish and Game, caribou inhabiting the oil fields do not thrive as well as members of the same herd that seldom encounter oil-related facilities.

The Coastal Plain is also the most important onshore denning area for the entire South Beaufort Sea polar bear population, and serves as crucial habitat for muskoxen and for at least 180 bird species that gather there for breeding, nesting and migratory activities.

Balanced against these priceless resources is the small potential for economically recoverable oil in the Coastal Plain. In fact, the most recent federal estimate predicted that only 3.2 billion barrels would be economically recoverable in the Coastal Plain -- less than 6 months worth of oil for the United States.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery.

490 words, excluding title

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phillips Petroleum Company
Incoming letter dated January 9, 2002

The proposal requests that the board prepare a report on the potential environmental damage that would result from the company drilling for oil and gas in the Coastal Plain of the Arctic National Wildlife Refuge, including the financial costs of the plan and the expected return.

We are unable to concur in your view that Phillips may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Phillips may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Phillips may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Phillips may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor